Exhibit 7.8

LUMINUS MANAGEMENT NOMINATES MINORITY SLATE OF FOUR DIRECTORS
FOR TRANSALTA CORPORATION’S BOARD

Director Nominees Have Significant Unregulated Power, Project Management And Financial Experience

Minority Slate Would Strengthen Board, Take Proactive Steps To Enhance Value

New York – February 19, 2008 – Luminus Management, LLC and LS Power (collectively “Luminus Group”), TransAlta Corporation’s (TSX: TA) (NYSE: TAC) (the “Company”) largest shareholder with approximately 8% of the Company’s outstanding shares, today announced that it has nominated four highly qualified individuals for election to TransAlta’s Board of Directors at the Company’s 2008 Annual and Special Meeting of Shareholders to be held on April 22, 2008.  The nominees are William Rockford, Richard Smith, Theodore Babcock and Jonathan Barrett.

Paul Segal, President of Luminus Management, said, “We believe that the TransAlta Board needs to be augmented through the addition of individuals with industry specific experience and fresh perspective.  TransAlta is an unregulated power company, yet it lacks board level independent power industry experience.  To this end, we have nominated four qualified directors who will bring to the Board decades of experience as power industry investors, developers, operators, and financiers. The power industry expertise of our nominees will complement the broad corporate, but limited power industry experience of TransAlta’s other directors.  Collectively the new Board of TransAlta will be properly equipped to guide the Company forward, ensuring that it effectively exploits future value creation opportunities and as importantly, avoids making significant mistakes that would impair or destroy shareholder value.”

Mr. Segal continued, “Since Luminus Group commenced its dialogue with the Company almost a year ago, TransAlta has taken some positive steps consistent with certain of our recommendations.  Under pressure from Luminus Group, TransAlta seems for the time being to have abandoned the ill-conceived ideas of the international growth investments and value dilutive stock issuances.  Rather, the Company is reviewing the sale of the Mexican assets and has initiated a share buyback. As a result of these limited measures, TransAlta’s share price has appreciated by almost 50%.  By electing the minority slate that Luminus Group has put forward, we believe that these recent positive actions will be cemented and that all TransAlta shareholders will benefit from having a Board that can guide the Company to take the proactive steps necessary to increase and protect shareholder value.”

Luminus Group’s nominees are:

Mr. William Rockford.  Mr. Rockford led the Global Power and Project Finance Group at Chase Securities in the 1980’s and 1990’s.  He was involved with financing the growth of the independent power industry from its infancy to maturity, structuring many innovative transactions and providing much needed capital while ensuring investment discipline. Mr. Rockford has also been a successful private investor in the independent power industry.

Mr. M. Richard Smith.  Mr. Smith recently retired as President of Fossil Power at Bechtel after a 25-year career with the company.   Mr. Smith’s experience at Bechtel was far reaching and included power plant engineering, construction, operations and management.  Mr. Smith was also chief executive officer of InterGen an unregulated power company jointly owned by Bechtel and Royal Dutch/Shell Group, a role that culminated with the successful sale of InterGen for over $2 billion of equity value.

Mr. Theodore Babcock.  Mr. Babcock has served as CFO and Treasurer of several power and utility companies including TNP Enterprises, Keyspan and the Long Island Lighting Company.  Mr. Babcock has a broad range of practical experience in raising capital and funding the operations of investment grade and sub-investment grade utility and power companies, as well as with mergers and divestitures in the industry.

Mr. Jonathan Barrett.  Mr. Barrett is Managing Director of Luminus Management, and has held a variety of senior-level positions within Luminus Group.  Mr. Barrett has hands on industry expertise across project development, project/corporate finance, asset acquisitions and divestitures, power marketing, construction management, regulatory affairs and operations.

Luminus Group also urges all TransAlta shareholders to take the necessary steps with their custodial banks and brokerage firms to ensure they have the ability to vote at the upcoming Annual and Special Meeting to be held on April 22, 2008.  In particular, any shareholders interested in adding to their ownership of TransAlta should complete any such purchases by February 20 to allow for trade settlement by the record date, permitting them to vote those shares at the Company’s Annual and Special Meeting.  TransAlta shareholders should also pay particular attention to any shares presently held in swap arrangements or in margin accounts. In order to ensure that TransAlta shareholders have the ability to vote, they should consider promptly unwinding any swap accounts to allow sufficient time before the February 25 record date. Likewise, Luminus Group is also recommending that TransAlta shareholders with any shares held in margin accounts that may be loaned by a broker should consider moving the shares into a cash account in advance of the February 25 record date.

Detailed information on Luminus Group’s four nominees follows:

William Rockford
Mr. Rockford held several high-level positions with Chase Securities, including Managing Director (1980-2000), where he spearheaded the acquisition, development and management of independent power companies as Group Head of the Global Power and Project Finance Group.  Mr. Rockford also served as a Vice President and Relationship Manager for a commercial banking firm from 1973-1980, where he was responsible for several power and gas companies in the Public Utilities’ Division. Most recently from 2001 until its sale, Mr. Rockford was President and Chief Operating Officer for Primary Energy, an energy and independent power company, where he also served as a member of the Board of Directors. Mr. Rockford also serves as a member of the Board of Directors of TECO Energy.  He received a Bachelor of Arts in Economics and Master of Arts in Economics, both from Fordham University.

M. Richard Smith
Mr. Smith held a wide range of senior executive positions Bechtel Corporation, a global leader in engineering, construction and project management. During his 25 year tenure with Bechtel and its affiliated companies, Mr. Smith’s roles included construction of power plants and investment in the development and management of power projects.  Mr. Smith served as Chief Executive Officer of InterGen, an unregulated power development and operating company jointly owned by Royal Dutch/Shell Group and Bechtel prior to its sale for over $2 billion in equity value.  From May 2000 to January 2004, Mr. Smith served as Executive Vice President and Managing Director of Bechtel Enterprises, during which time he oversaw Bechtel’s development and investment in the energy sector.  Previously, Mr. Smith served as Vice President of Corporate Development for PG&E Corporation (1999-2000) and Senior Vice President and General Manager of Development of PG&E Generating Company (1992-1999).  Mr. Smith also served as Vice President and Manager of Bechtel’s Pacific International Offices (1991-1992) and Vice President of Development at Bechtel Enterprises (1986-1991).  Prior to 1986, Mr. Smith held various engineering positions at Bechtel, University of Michigan and General Electric.  Mr. Smith has served on the board of PGESCo, a JV Egyptian E&C Company.  Mr. Smith received a Bachelor of Science degree in Aerospace Engineering from Auburn University, a Master of Science in Mechanical Engineering from Northeastern University, and a Master in Business Administration from Golden Gate University.

Theodore Babcock
Mr. Babcock has served as CFO and Treasurer of several power and utility companies, where his responsibilities included capital raising, risk management and key roles in M&A and dispositions.  Mr. Babcock was a Managing Director at Laurel Hill Capital Partners (1999-2006), which led a group of investors in the acquisition of TNP Enterprises in the first leveraged buyout of a utility.  He also served as CFO of TNP Enterprises (2000-2005) where he helped transition the company through electric market deregulation in Texas.  Previously, Mr. Babcock served as Treasurer for Keyspan Energy Corp. (1998), Long Island Lighting Company (1992-1998), AmBase Corp. (1987-1991) and was Assistant Treasurer at Associated Dry Goods Corp. (1984-1987).  Most recently, Mr. Babcock was a Managing Director at LS Power Equity Advisors in 2007 where he led an effort targeting significant or controlling investments in U.S. regulated utilities and renewable energy companies.  Mr. Babcock received a Bachelor of Science degree in Accounting from Manhattan College and a Master in Business Administration from Iona College.

Jonathan Barrett	Mr. Barrett is Managing Director of Luminus Management, an investment advisory company that focuses primarily on investing in independent power and utility securities. Since 2003, he has held a variety of senior-level positions within Luminus Management and its affiliate LS Power Group, including  Managing Director of LS Power Equity Advisors, where he specialized in transaction execution and financial and debt structuring; he was also a member of LS Power’s Investment Committee.  From 1996-2002, Mr. Barrett was a director in Salomon Smith Barney’s Merger and Acquisition Group, where he focused on transactions and corporate restructurings across various industries.  Mr. Barrett served as Financial Officer of Ossa Properties from 1992-1996, overseeing the acquisition, financing, and restructuring of residential and commercial real estate assets.  Mr. Barrett received a Bachelor of Accounting degree from the University of Witwatersrand in Johannesburg, South Africa, and completed two years with PriceWaterhouse.

Luminus Group has put forth various shareholder proposals for inclusion in TransAlta’s Management Proxy Circular for the 2008 Annual and Special Meeting of Shareholders to be held on April 22, 2008.  The record date for the Annual and Special Meeting is February 25, 2008.  For more information, please visit www.ImproveTransAlta.com.

About the Luminus Group:

Luminus Management
Founded in 2002, Luminus Management is the Investment Advisor to two investment partnerships – Luminus Energy Partners Master Fund, Ltd. and Luminus Asset Partners, LP.  Luminus Management focuses primarily on investing in independent power and utility securities.  The investment partnerships to which Luminus Management is Investment Advisor have approximately $1.4 billion of equity under management.

LS Power
Founded in 1990, LS Power is a fully integrated development, investment and asset management group with a proven track record of successful development activities, operations management and commercial contract origination and optimization.  As a developer, LS Power has successfully developed gas-fired facilities and coal-fired facilities representing over 7,000 MW of total capacity, and is currently developing more than 6,000 MW of coal, natural gas and renewable power generation facilities. LS Power currently owns and manages three natural gas-fired power generation facilities representing approximately 1,765 MW.  LS Power has purchased eighteen power generation projects with approximately 11,800 MW of generation capacity and manages two investment funds with approximately $4.3 billion of committed equity capital.

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The foregoing includes, refers to or incorporates by reference certain statements that are “forward-looking statements”. All statements, other than statements of historical fact, in the foregoing that address activities, events or developments, proposed acquisitions, dispositions and financings that may occur in the future, including TransAlta’s future growth, results of operations, performance and business prospects and opportunities, and the assumptions underlying any of the foregoing, are forward-looking statements. These statements generally can be identified by use of forward-looking words such as “may”, “will”, “expect”, “estimate”, “anticipate”, “believe”, “project”, “should”, or “continue” or the negative thereof or similar variations. Forward-looking statements are based upon a number of assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Luminus Group’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, among other things, risks related to: business risks; cost of fuels to produce electricity, legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, plant availability, and general economic conditions. There can be no assurance that the expectations of the Luminus Group will prove to be correct.

Although the forward-looking statements contained in the foregoing are based upon what the Luminus Group believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements in the foregoing speak as of January 16, 2008.  The Luminus Group shall have no duty and does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise.

The information concerning TransAlta contained in the foregoing has been taken from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities and other public sources.

The foregoing does not constitute a solicitation of a proxy, consent or authorization for or with respect to any meeting of, or action by vote, written consent or otherwise by, TransAlta’s shareholders. Any such solicitation, if made, will be made only in compliance with applicable law.

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